FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of Banco de Chile and Subsidiaries Consolidated Financial Statements as of December 31, 2007 and 2006, published in a local newspapers on February 19, 2008.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of December 31, 2007 and 2006

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)
________________

ASSETS	2007	2006
	MCh$	MCh$

CASH AND DUE FROM BANKS	773,360.9	1,309,284.9

LOANS:
Commercial loans	4,981,777.0	4,264,756.1
Foreign trade loans	868,746.6	727,415.9
Consumer loans	1,257,737.7	1,151,675.9
Mortgage loans	471,508.8	624,228.3
Leasing contracts	651,725.9	579,075.0
Contingent loans	1,268,807.7	1,060,375.1
Other outstanding loans	2,223,875.4	1,821,933.2
Past due loans	61,327.5	66,249.8

Total loans	11,785,506.6	10,295,709.3
Allowance for loan losses	(161,139.9)	(155,707.0)

Total loans, net	11,624,366.7	10,140,002.3

OTHER LOANS:
Interbank loans	28,419.0	46,202.8
Investments purchased under agreements to resell	69,129.8	57,258.7

Total other loans	97,548.8	103,461.5

TRADING SECURITIES	1,247,481.3	1,285,977.6

INVESTMENTS:
Available for sale	-	43,031.1
Held to maturity	-	17,187.2

Total investments	-	60,218.3

DERIVATIVE INSTRUMENTS	81,112.2	54,238.0

OTHER ASSETS	620,119.8	580,201.4

FIXED ASSETS:
Bank premises and equipment, net	169,163.8	162,901.0
Investments in other companies	7,357.0	8,262.0

Total fixed assets	176,520.8	171,163.0

Total assets	14,620,510.5	13,704,547.0

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)
________________

LIABILITIES AND SHAREHOLDERS’ EQUITY	2007	2006
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,961,429.7	1,867,656.4
Time deposits	6,694,561,4	6,375,059.9
Other demand and time deposits	517,533.1	550,312.2
Securities sold under agreements to repurchase	301,979.1	329,562.6
Mortgage finance bonds	397,333.2	512,982.1
Contingent liabilities	1,267,706.0	1,061,497.6

Total deposits and other liabilities	11,140,542.5	10,697,070.8

BONDS ISSUED:
Bonds	772,801.1	595,287.9
Subordinated bonds	446,395.0	435,982.1

Total bonds issued	1,219,196.1	1,031,270.0

BORROWINGS FROM FINANCIAL INSTITUTIONS
AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	513.1	885.5
Borrowings from domestic financial institutions	73,947.5	94,792.1
Foreign borrowings	782,868.3	635,349.4
Other liabilities	58,490.2	28,388.0

Total borrowings from financial institutions and
Central Bank	915,819.1	759,415.0

DERIVATIVE INSTRUMENTS	120,162.5	75,131.5

OTHER LIABILITIES	173,397.1	245,264.5

Total liabilities	13,569,117.3	12,808,151.8

MINORITY INTEREST	0.5	1.9

SHAREHOLDERS’ EQUITY:
Capital and reserves	813,159.5	688,369.8
Other equity accounts	(4,054.5)	(1,672.5)
Net income for the year	242,287.7	209,696.0

Total shareholders’ equity	1,051,392.7	896,393.3

Total liabilities and shareholders’ equity	14,620,510.5	13,704,547.0

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)
________________

	2007	2006
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	1,170,098.0	835,200.4
Gains from trading activities	5,329.8	43,755.3
Income from fees and other services	216,751.0	197,178.6
Gains from foreign exchange transactions	18,062.4	-
Other operating income	8,023.8	9,664.9

Total operating revenues	1,418,265.0	1,085,799.2
Less:
Interest expense	(631,632.6)	(399,789.5)
Losses from trading activities	(38,739.2)	(8,763.9)
Expenses from fees and other services	(46,008.0)	(44,408.6)
Loss from foreign exchange transactions	-	(11,601.7)
Other operating expenses	(10,277.4)	(18,904.6)

Gross margin	691,607.8	602,330.9
Personnel salaries and expenses	(192,010.7)	(169,373.7)
Administrative and other expenses	(118,169.2)	(132,172.5)
Depreciation and amortization	(25,396.2)	(22,690.1)

Net margin	356,031.7	278,094.6
Provision for loan losses	(52,943.2)	(36,787.3)

Total operating income	303,088.5	241,307.3

NON OPERATING RESULTS:
Non operating income	18,644.5	17,798.1
Non operating expenses	(12,530.5)	(15,479.0)
Equity participation in net income (loss) in investments in other companies	(2,047.1)	1,107.4
Net loss from price-level restatement	(37,947.6)	(9,157.4)

Income before income taxes	269,207.8	235,576.4
Income taxes	(26,919.9)	(25,879.4)

Income after income taxes	242,287.9	209,697.0
Minority interest	(0.2)	(1.0)

Net income for the year	242,287.7	209,696.0

“The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl, as well as at Banco de Chile Principal Offices”

Héctor Hernández G.	Fernando Cañas B.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2008

Banco de Chile

/S/ Fernando Cañas B.
By: Fernando Cañas Berkowitz President and CEO